Mail Stop 4561

June 27, 2006

Mr. Kent Carasquero
Chief Executive Officer
Ouvo, Inc.
1403 East 900 South
Salt Lake City, Utah 84105

> **RE:** **Ouvo, Inc.**
> **Form 8-K**
> **Filed June 22, 2006**
> **File No. 000-49838**

Dear Mr. Carasquero:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K June 22, 2006

1. Please tell us why you engaged a Canadian registered public accounting firm as opposed to a U.S. registered public accounting firm. In this regard, the staff generally believes a domestic U.S. registrant should use a U.S. registered public accounting firm. In some situations, a registered public accounting firm based outside of the U.S. may be appropriate. For example, if the majority of the registrant's assets and operations are located outside of the U.S., the majority of the registrant's management and Board of Directors are based outside of the U.S., the majority of the registrant's accounting workpapers are located outside of the U.S. and the majority of the audit work is conducted outside of the U.S. Please tell us how you considered this guidance in determing it was appropriate to use an accounting firm based outside of the U.S. Please see further discussion of this guidance at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Mr. Kent Carasquero
Ouvo, Inc.
June 27, 2006
Page 2

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

    Any questions regarding the above should be directed to me at (202) 551-3472.

                                        Sincerely,

                                        Yolanda R. Crittendon
                                        Staff Accountant